EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months ended September 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Calculation of earnings: (1)
Income (loss) before taxes from continuing operations	$8,170,000	$8,944,000	$6,215,000	$1,488,000	$(1,189,000)	$278,000
Fixed charges	193,000	151,000	337,000	566,000	272,000	23,000

Earnings	$8,363,000	$9,095,000	$6,552,000	$2,054,000	$(917,000)	$301,000

Calculation of fixed charges: (2)
Interest expensed and capitalized	$52,000	$74,000	$244,000	$477,000	$254,000	$23,000
Amortized premiums, discounts and capitalized expenses related to indebtedness	141,000	77,000	93,000	89,000	18,000	—

Fixed charges	$193,000	$151,000	$337,000	$566,000	$272,000	$23,000

Ration of earnings to fixed charges	43.3	60.2	19.4	3.6		13.1

Deficiency of earnings to fixed charges	—	—	—	—	$1,189,000	—

(1)	The following items were omitted from the calculation of earnings as they are not applicable to Transcend; amortization of capitalized interest, distributed income of equity investees, share of pre-tax losses of equity investees, interest capitalized, preference security dividend of subsidiaries and, noncontrolling interest in pre-tax income of a subsidiaries.
(2)	The following items were omitted from the calculation of fixed charges as they are not applicable to Transcend; estimate of interest within rental expense and preference security dividend requirements of subsidiaries.